SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2008 and the two-day period ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 1-267

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLEGHENY ENERGY EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLEGHENY ENERGY, INC.

800 Cabin Hill Drive

Greensburg, Pennsylvania 15601

Allegheny Energy

Employee Stock Ownership and Savings Plan

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Allegheny Energy Employee Stock Ownership and Savings Plan

/s / Kirk R. Oliver
Senior Vice President and Chief Financial Officer
Allegheny Energy, Inc.

Date: June 23, 2009

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Financial Statements

and Supplemental Schedules

For the Years Ended December 29, 2008 and 2007 and

the Two-Day Period Ended December 31, 2008

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of

Allegheny Energy Employee Stock

Ownership and Savings Plan

Greensburg, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Allegheny Energy Employee Stock Ownership and Savings Plan (the “Plan”) as of December 29, 2008 and December 31, 2008, and the related statements of changes in net assets available for benefits for the year ended December 29, 2008 and two-day period ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Plan for the year ended December 29, 2007 were audited by other auditors whose report, dated June 11, 2008, expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 29, 2008 and December 31, 2008, and the changes in net assets available for benefits for the year ended December 29, 2008 and two-day period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania

June 23, 2009

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Allegheny Energy Employee Stock

Ownership and Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Allegheny Energy Employee Stock Ownership and Savings Plan (the “Plan”) at December 29, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

June 11, 2008

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

	As of December 31, 2008	As of December 29,
(In thousands)		2008	2007

ASSETS

Cash and cash equivalents	$45	$194	$912
Investments at fair value	559,494	540,974	857,449

Subtotal	559,539	541,168	858,361

Receivables	30	30	30

Total Assets	559,569	541,198	858,391

LIABILITIES

Accrued expenses	24	24	13

Net assets available for benefits at fair value	559,545	541,174	858,378

Adjustment from fair value to contract value for fully benefit responsive stable value fund	629	629	(324)

Net assets available for benefits	$560,174	$541,803	$858,054

See accompanying Notes to Financial Statements.

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

(In thousands)	Two-Day Period Ended December 31, 2008	Year Ended December 29, 2008

ADDITIONS
Additions (deductions) to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$17,910	$(343,918)
Dividends and interest income	496	19,981
Other	—	126

Contributions:
Employer	—	8,640
Participant	—	28,663

Total additions (deductions)	18,406	(286,508)

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants or beneficiaries	31	29,593
Loan administration fees paid from participants accounts	—	16
Administrative expenses	4	134

Total deductions	35	29,743

Net increase (decrease)	18,371	(316,251)

Net assets available for benefits:
Beginning of period	541,803	858,054

End of period	$560,174	$541,803

See accompanying Notes to Financial Statements.

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and December 29, 2008 and 2007

NOTE 1 – DESCRIPTION OF PLAN

The following brief description of the Allegheny Energy Employee Stock Ownership and Savings Plan (the “Plan”) is intended to give a general summary of its principal provisions. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan has two segments: a savings segment and a stock ownership segment. The savings segment entitles participants to make pre-tax and after-tax contributions from their eligible earnings with additional matching contributions as described below provided directly by Allegheny Energy Service Corporation (“AESC”), the Plan sponsor and a wholly owned subsidiary of Allegheny Energy, Inc. (“Allegheny” or “Company”). The AESC contributions are subsequently reimbursed to AESC by its affiliates for which it provides staffing services. Company contributions to the employee stock ownership segment of the Plan ceased with the Plan year 1986.

During 2008, the Plan changed its fiscal year end from December 29 to December 31.

Administration

The Plan is administered by the Employee Benefits Committee (“Fiduciary”), which is appointed by the Company’s Chief Executive Officer. Plan assets are held in trust under an arrangement with T. Rowe Price Trust Company (“Trustee” and “Custodian”) and the record keeping with respect to individual participant accounts is maintained by T. Rowe Price Retirement Plan Services, Inc., (both wholly-owned subsidiaries of T. Rowe Price Associates, Inc. which is wholly owned by T. Rowe Price Group, Inc.) based on information furnished by AESC and the participants. The investments of the Plan are managed by the Investment Committee.

Participation

All full-time employees of AESC not represented by a collective bargaining unit are eligible to participate in the Plan. Part-time and temporary employees are eligible to participate if they are scheduled to work at least 1,000 hours in a year.

Employees represented by a collective bargaining unit that has entered into a written agreement with AESC that provides for participation in the Plan are also eligible to participate.

New employees who do not make an affirmative election to make (or not make) pre-tax contributions to the Plan shall be deemed to have made an election to contribute 3% for each payroll period the employee is eligible to participate in the Plan. A new employee who has automatically enrolled in the Plan and who has not made an affirmative election as to the investment of his or her account shall have his or her account invested in the age appropriate “Target Fund” made available to employees under the Plan. The Target Fund is an investment alternative that provides a mixture of fixed income and equity investments that are matched to an individual’s age and an assumed retirement age of 65. The Investment Committee (“Fiduciary”), appointed by the Company’s Chief Executive Officer, has designated the Target Fund as the appropriate investment alternative for employees who have failed to make an affirmative contribution election under the Plan.

Contributions

Subject to Internal Revenue Code (IRC) limitations, the Plan allows each participating employee to contribute through payroll deductions from 2% to 15% of their pre-tax earnings to any investment option within the Plan. Starting July 1, 2007 some or all of these contributions may be made on a Roth 401(k) contribution basis. Under federal law, the maximum contribution from pre-tax or Roth after-tax earnings was $15,500 for both 2008 and 2007, as long as that amount does not exceed 15% of the employee’s compensation. Participants who have attained age 50 before the close of the plan year are eligible to make additional pre-tax catch-up contributions. An individual’s total catch-up contributions during 2008 cannot exceed $5,000. AESC makes a matching contribution of 50% of the first 6% of participants’ pre-tax earnings deferrals and Roth 401(k) contribution deferrals into the Plan. Participants can also elect after-tax contributions up to 6% of their compensation in 1% increments. AESC does not match after-tax contributions. The Plan also permits employee rollover contributions.

Participant pre-tax and post-tax contributions are paid directly to the Trustee two to three business days after payroll is paid. AESC’s matching contribution is made to the trustee on a quarterly basis. AESC’s contributions were made in cash in 2008 and 2007. AESC’s contributions are invested in accordance with each participant’s investment election.

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Notes to Financial Statements (continued)

December 31, 2008 and December 29, 2008 and 2007

Allegheny Common Stock

Participants, with one or more years of service, have the option to have any dividend payable, with respect to Allegheny common stock held on the record date for such dividend, to be credited to the participant’s account or to be paid in cash directly to the participant. Participants have voting rights for shares allocated to their accounts.

All participants have the option of either continuing to hold Allegheny common stock previously credited to their account through employer match or pre-1987 Employee Stock Ownership and Savings Plan (“ESOSP”) shares, or selling any or all of those shares and reinvesting in other investment options in the Plan.

Participant Accounts

Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s and the Company’s contributions and allocations of plan earnings. All amounts in participant accounts are participant directed.

Vesting

Participants are immediately fully vested in all participant contributions and earnings attributable to such contributions. Participants are fully vested in AESC’s contribution after one or more years of service.

Forfeitures

Any participant who terminates employment with AESC will forfeit the non-vested portion of his/her account. A forfeiture will occur at the earlier of the date the participant has received a distribution from the Plan or after the fifth anniversary of the participant’s severance date. Such forfeitures will be applied to reduce contributions made by AESC to the Plan or to offset reasonable expenses of the Plan. AESC’s employer match for 2008 was reduced by $23,174 and 2007 was reduced by $3,874 by using forfeited contributions. At December 31, 2008 and December 29, 2008 and 2007, the forfeited nonvested account totaled $4,991, $4,991 and $14,717, respectively.

Participant Loans

An employee who has participated in the savings segment for at least one year may borrow against his or her account balance. The aggregate principal amount of an employee’s loans may not exceed the lesser of 50% of the employee’s pre-tax earnings deferrals, Roth 401(k) contributions and rollover account balance or $50,000, reduced by the difference between the highest outstanding loan balances during the preceding 12-month period and the outstanding loan balances on the date the new loan is to be made.

The loans are secured by the balance in the participant’s account. The interest rate of each loan is set at a rate 1% above the prime rate published in The Wall Street Journal on the effective date of the loan. Currently, the interest rates on outstanding loans are between 5% and 11.5%. Interest and principal payments are deposited into the employee’s account from payroll deductions and interest amounts paid are shown in the dividends and interest income line on the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

A participant’s account in the savings and/or employee stock ownership segment of the Plan will be distributed to the participant or the participant’s designated beneficiary in a lump-sum payment either upon election to receive distribution of a deferred account or, unless deferral has been elected, upon termination of employment, retirement, or death. The participant may elect to make a withdrawal of post-tax contributions and earnings at any time. A withdrawal of an active participant’s pre-tax contribution can be made, provided that (1) the participant first withdraws all amounts in the post-tax account and (2) the withdrawal is based on an immediate financial need created by hardship.

A participant who retires or whose employment is terminated (excluding death) prior to attaining age 55 and whose total account balance is $1,000 ($5,000 for the period prior to March 28, 2005) or more (excluding rollover contributions) may elect to defer receipt of his or her distribution until any time after attaining age 55.

A participant who defers retirement and attains age 70 1/2 will receive a distribution from the Plan no later than April 1 of the calendar year following the calendar year in which he or she attains age 70 1/2, or April 1 of the calendar year following termination of employment, if later.

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Notes to Financial Statements (continued)

December 31, 2008 and December 29, 2008 and 2007

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Plan’s financial statements are presented on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

Investments

The Plan’s investments consist primarily of investments in Allegheny common stock, shares of registered investment companies, common trust funds, and participant loans.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements

The Plan’s investments are generally stated at their fair values. See Note 3 for additional information regarding fair value measurements. In addition, in accordance with Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, (“Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”), the stable value fund is included at fair value in investments in the statements of net assets available for benefits, and an additional line item is presented representing an adjustment from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Party in Interest

The Plan invests in certain funds managed by a company affiliated with the Trustee and in Allegheny common stock; therefore, these transactions qualify as exempt party-in-interest transactions under ERISA. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Substantially all administrative expenses of the Plan were paid from a nonparticipant-directed account established under the Plan and funded by T. Rowe Price.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Plan adopted FASB Statement No. 157, “Fair Value Measurements” (“SFAS 157”) for assets and liabilities measured at fair value which was effective for fiscal years after November 15, 2007. SFAS 157 established a new framework for measuring fair value and expanded related disclosures. Broadly, the SFAS 157 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The adoption of SFAS 157 did not have an impact on the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

SFAS 157 clarifies that fair value should be based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Notes to Financial Statements (continued)

December 31, 2008 and December 29, 2008 and 2007

valuations. The standard establishes a fair value hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s own assumptions about the assumptions that market participants would use. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below.

Level 1	– Quoted prices for identical instruments in active markets.

Level 2	– Quoted prices for similar instruments in active markets;

– quoted prices for identical or similar instruments in markets that are not active; and

– model-derived valuations for which all significant inputs are observable market data.

Level 3	– Unobservable inputs significant to the fair value measurement supported by little or no market activity.

In some cases, the inputs used to measure fair value may meet the definition of more than one level of fair value hierarchy. The lowest level input that is significant to the fair value measurement in its totality determines the applicable level in the fair value hierarchy.

The following tables set forth by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008 and December 29, 2008, respectively:

	Investments at Fair Value as of December 31, 2008
(in thousands)	Level 1	Level 2	Level 3	Total

Registered investment companies (a)	$290,485			$290,485
Allegheny common stock (b)	148,530			148,530
Common trust funds (b)		$107,351		107,351
Participant loans		13,128		13,128

Total investments measured at fair value	$439,015	$120,479	$—	$559,494

(a)	$175,024 represents a party-in-interest to the Plan
(b)	Represents a party-in-interest to the Plan

	Investments at Fair Value as of December 29, 2008
(in thousands)	Level 1	Level 2	Level 3	Total

Registered investment companies (a)	$281,389			$281,389
Allegheny common stock (b)	140,891			140,891
Common trust funds (b)		$105,543		105,543
Participant loans		13,151		13,151

Total investments measured at fair value	$422,280	$118,694	$—	$540,974

(a)	$169,055 represents a party-in-interest to the Plan
(b)	Represents a party-in-interest to the Plan

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Notes to Financial Statements (continued)

December 31, 2008 and December 29, 2008 and 2007

Following is a description of the valuation methodologies used for the Plan’s investments measured at fair value.

Registered investment companies: Valued at the net asset value (NAV) of fund units as quoted in an active market.

Allegheny common stock: Valued at the closing price reported by the New York Stock Exchange.

Common trust funds: Valued at the NAV as calculated by the investment manager based upon the market prices of the underlying investments.

Participant loans: Valued at their outstanding balances, which approximates fair value.

NOTE 4 – INVESTMENT OPTIONS

Plan participants are able to invest in any combination of Allegheny common stock, investment options offered by T. Rowe Price Investment Company and in funds offered by Mellon Institutional Funds, PIMCO, Fidelity Investments, Allianz Global Investors, Goldman Sachs, Vanguard, and William Blair Investors. Participants are able to have payroll-deducted salary deferrals invested and are able to voluntarily move their salary deferrals and AESC contributions into and out of the Allegheny common stock and the other investment options. The Company has put in place restrictions on the purchase or sale of Allegheny common stock to attempt to prohibit “insider trading.” “Safe harbor” periods have been established during which any transactions in Allegheny common stock by certain employees may be undertaken.

NOTE 5 – INVESTMENTS

The following presents investments at fair value that represent 5% or more of the Plan’s net assets (dollar amounts in thousands).

	Fair Value at December 31, 2008		Fair Value at December 29,
			2008		2007
Allegheny Energy, Inc. common stock, 4,386,591, 4,386,414 and 4,437,130 shares, respectively (c)	$148,530		$140,892		$284,908

Registered investment companies: T. Rowe Price Blue Chip Growth Fund, 3,427,637, 3,425,007 and 3,448,881 shares, respectively (c)	78,870		76,104		139,611

Boston Company International Core Equity Fund, 1,665,626, 1,666,000 and 1,662,579 shares, respectively	(a	)	(a	)	42,911

Pimco Total Return Instl Fund, 3,156,538, 3,141,748 and 2,601,447 shares, respectively	32,007		31,763		(a	)

Common Trust Funds: T. Rowe Price Stable Value Common Trust Fund, 67,699,754, 67,431,536 and 54,261,927 units, respectively (b) (c) (d)	67,700		67,432		54,262

T. Rowe Price Equity Index Trust Fund, 4,441,010, 4,437,570 and 4,707,167 units, respectively (c)	40,280		38,740		68,254

(a)	- Represents less than 5% of net assets available for benefits as of this date.
(b)	- Includes $11, $11 and $1, respectively, of nonparticipant-directed funds.
(c)	- Represents a party-in-interest to the Plan.
(d)	- Represents investment at contract value.

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Notes to Financial Statements (continued)

December 31, 2008 and December 29, 2008 and 2007

During 2008, the Plan’s investments appreciated (depreciated) in value, including gains and losses on investments bought and sold, as follows (dollar amounts in thousands).

	Two Days Ended December 31, 2008	Year Ended December 29, 2008
Allegheny Energy, Inc. common stock	$7,633	$(138,425)
Registered investment company funds	8,768	(179,511)
Common trust funds	1,509	(25,982)

Net appreciation (depreciation) in fair value of investments	$17,910	$(343,918)

NOTE 6 – INVESTMENT IN STABLE VALUE FUND

The Plan had investments at fair value in the T. Rowe Price Stable Value Fund (“Fund”) of $66.8 million and $67.1 million at December 29, 2008 and December 31, 2008, respectively.

The Fund is a common trust fund sponsored by T. Rowe Price Trust Company. Units of this fund are issued and redeemed daily at the Fund’s value of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

The Fund invests principally in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, synthetic investment contracts issued by banks, insurance companies and other related securities. These investment contracts are intended to maximize current income consistent with the maintenance of principal while permitting participant-initiated benefit-responsive withdrawals for certain events.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan – Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Fund – The Fund invests in assets and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Notes to Financial Statements (continued)

December 31, 2008 and December 29, 2008 and 2007

payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (dollar amounts in thousands):

	December 31, 2008	December 29, 2008	December 29, 2007
Net assets available for benefits per the financial statements	$560,174	$541,803	$858,054
Adjustment for fair value (under) over contract value for fully benefit-responsive T. Rowe Price Stable Value Common Trust Fund	(629)	(629)	324
Amounts payable to withdrawing participants	—	—	(20)

Net assets available for benefits per the Form 5500	$559,545	$541,174	$858,358

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 (dollar amounts in thousands):

For the Year Ended December 29, 2008
Decrease in net assets available for benefits per the financial statements	$(316,251)
Adjustment from contract value to fair value for fully benefit-responsive T. Rowe Price Stable Value Common Trust Fund	(953)
Amounts payable to withdrawing participants at December 29, 2007	20

Net income per Form 5500	$(317,184)

Amounts payable to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the period ending date, but not yet paid as of that date.

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Notes to Financial Statements (continued)

December 31, 2008 and December 29, 2008 and 2007

NOTE 8 – PLAN TERMINATION PROVISIONS

Although it has not expressed any intent to do so, the Board of Directors of the Company has the right to amend or terminate the Plan, subject to the provisions of ERISA, without the consent of any employee, participant, beneficiary, or other person, provided that no such amendment or other modification to the Plan shall make it possible for any part of the Plan’s funds to be used for, or diverted to, purposes other than for the exclusive benefit of participants and beneficiaries under the Plan (other than such part as is required to pay administrative expenses). In the event of plan termination, all participants will become fully vested in their account balances. The Plan is neither subject to nor insured by the Pension Benefit Guaranty Corporation established by ERISA.

NOTE 9 – FEDERAL INCOME TAX STATUS

The Company received a favorable determination letter from the Internal Revenue Service (IRS) dated January 14, 2008, stating that the Plan and the related trust were designed in accordance with applicable sections of the IRC and remained exempt from federal income tax. The Company and the Plan administrator believe that the Plan continues to qualify and operate in accordance with applicable provisions of the IRC and accordingly no provision for income taxes has been included in the Plan’s financial statements.

NOTE 10 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in participant directed funds. These funds consist of assets held primarily in Allegheny common stock and registered investment companies. The underlying assets consist of a combination of stocks, bonds, or fixed income securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and in the statement of changes in net assets available for benefits.

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Plan Number: 002

Employer Identification Number: 13-1993896

Schedule H, Line 4(i): Schedule of Assets (Held At End of Year)

as of December 31, 2008

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Common stock:
*	Allegheny Energy, Inc.	Common Stock	$148,529,974
	Common trust funds:
*	T. Rowe Price	Stable Value Fund	67,071,018
*	T. Rowe Price	Equity Index Trust	40,279,960
	Registered investment companies:
*	T. Rowe Price	Blue Chip Growth Fund	78,869,937
	PIMCO	PIMCO Total Return Fund	32,007,294
*	T. Rowe Price	Spectrum Growth Fund	24,831,582
	Mellon Institutional Funds	The Boston Company International Core Equity Fund	22,102,853
	Mellon Institutional Funds	The Boston Company Small Cap Value Fund	18,016,729
	Fidelity Investments	Fidelity Advisor Strategic Income Fund	17,910,548
*	T. Rowe Price	Retirement 2020 Fund	16,828,681
	Allianz Global Investors	Allianz NFJ Dividend Value Fund	15,990,185
*	T. Rowe Price	Retirement 2015 Fund	13,288,271
*	T. Rowe Price	Retirement 2010 Fund	9,925,844
*	T. Rowe Price	Retirement 2025 Fund	8,289,476
*	T. Rowe Price	Retirement 2030 Fund	6,707,089
*	T. Rowe Price	Mid Cap Growth Fund	5,355,059
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund	5,286,609
*	T. Rowe Price	Small Cap Value Fund	2,893,676
*	T. Rowe Price	Retirement 2035 Fund	2,626,467
*	T. Rowe Price	Retirement Income Fund	2,167,216
	William Blair Funds	William Blair Small Cap Growth	2,118,939
	Vanguard	Vanguard Strategic Equity Fund	2,027,968
*	T. Rowe Price	Retirement 2040 Fund	1,284,743
*	T. Rowe Price	Retirement 2005 Fund	947,310
*	T. Rowe Price	Retirement 2045 Fund	748,397
*	T. Rowe Price	Retirement 2050 Fund	188,381
*	T. Rowe Price	Retirement 2055 Fund	72,184

	Subtotal		546,366,390
*	Participant Loans with range of interest rates from 5.0% to 11.5%, with maturities ranging from 2009 to 2032		13,128,279

	Total investments at fair value		$559,494,669

*	Represents a party-in-interest for which a statutory exemption exists.

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Plan Number: 002

Employer Identification Number: 13-1993896

Schedule H, Line 4(i): Schedule of Assets (Held At End of Year)

as of December 29, 2008

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Common stock:
*	Allegheny Energy, Inc.	Common Stock	$140,891,611
	Common trust funds:
*	T. Rowe Price	Stable Value Fund	66,802,800
*	T. Rowe Price	Equity Index Trust	38,739,988
	Registered investment companies:
*	T. Rowe Price	Blue Chip Growth Fund	76,103,661
	PIMCO	PIMCO Total Return Fund	31,763,073
*	T. Rowe Price	Spectrum Growth Fund	23,904,654
	Mellon Institutional Funds	The Boston Company International Core Equity Fund	21,691,318
	Fidelity Investments	Fidelity Advisor Strategic Income Fund	17,765,100
	Mellon Institutional Funds	The Boston Company Small Cap Value Fund	16,780,936
*	T. Rowe Price	Retirement 2020 Fund	16,328,485
	Allianz Global Investors	Allianz NFJ Dividend Value Fund	15,397,006
*	T. Rowe Price	Retirement 2015 Fund	12,933,088
*	T. Rowe Price	Retirement 2010 Fund	9,695,661
*	T. Rowe Price	Retirement 2025 Fund	8,016,390
*	T. Rowe Price	Retirement 2030 Fund	6,471,758
*	T. Rowe Price	Mid Cap Growth Fund	5,092,826
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund	5,024,873
*	T. Rowe Price	Small Cap Value Fund	2,718,807
*	T. Rowe Price	Retirement 2035 Fund	2,534,995
*	T. Rowe Price	Retirement Income Fund	2,113,841
	William Blair Funds	William Blair Small Cap Growth	2,000,395
	Vanguard	Vanguard Strategic Equity Fund	1,910,086
*	T. Rowe Price	Retirement 2040 Fund	1,241,067
*	T. Rowe Price	Retirement 2005 Fund	927,040
*	T. Rowe Price	Retirement 2045 Fund	722,056
*	T. Rowe Price	Retirement 2050 Fund	181,697
*	T. Rowe Price	Retirement 2055 Fund	69,712

	Subtotal		527,822,924
*	Participant Loans with range of interest rates from 5.0% to 11.5%, with maturities ranging from 2009 to 2032		13,151,098

	Total investments at fair value		$540,974,022

*	Represents a party-in-interest for which a statutory exemption exists.